UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
CYBERONICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23251P102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David S. Wise
Vice President, General Counsel and Secretary
Cyberonics, Inc.
100 Cyberonics Boulevard
Houston, Texas 77058
(281) 228-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Zaitun Poonja, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,213,247.34	$190.75***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 369,928 shares of common stock of Cyberonics, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

ITEM 4 TERMS OF THE TRANSACTION
SIGNATURE

Introductory Statement
     This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Cyberonics, Inc. (“Cyberonics”) with the Securities and Exchange Commission on June 7, 2007, is the final amendment relating to the offer by Cyberonics to amend or replace certain outstanding options. The purpose of Amendment No. 1 is to report the results of the Offer to Amend or Replace Eligible Options (the “Offer”).
ITEM 4 TERMS OF THE TRANSACTION
(a) Material Terms.
     The Offer expired at 11:59 p.m. Central Time on July 6, 2007. Pursuant to the Offer, Cyberonics has amended outstanding Eligible Options covering approximately 233,894 shares of Cyberonics common stock to increase the exercise price of each such option to the lower of (i) the Fair Market Value per share of Cyberonics common stock based on the revised measurement date applied to that option or (ii) $17.49, the Fair Market Value per share of such common stock on the date of the Offer’s expiration. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the aggregate amount of up to approximately $569,737.85 to compensate them for the higher exercise prices per share in effect for their amended options.
     In addition, Cyberonics canceled tendered Eligible Options covering approximately 135,806 shares of Cyberonics common stock because the adjusted exercise price would have been lower than the exercise price in effect for those options prior to the amendment. In replacement of each such canceled option, Cyberonics immediately granted a New Option that is exactly the same, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of July 9, 2007. All New Options issued in cancellation of Eligible Options granted under the 2005 Stock Plan were issued under the 2005 Stock Plan; all New Options issued in cancellation of Eligible Options granted under the 1996 Stock Option Plan were issued under the Cyberonics, Inc. 1998 Stock Option Plan.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CYBERONICS, INC.

By:	/s/ David S. Wise

David S. Wise
Vice President, General Counsel and Secretary

Date:	July 10, 2007